August 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn:	Ms. Eileen Smiley
Ms. Megan Miller

Re:	Tortoise Energy Infrastructure Corporation (the “Registrant”)
Registration Statement on Form N-14
File No. 333-288207

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on August 6, 2025 and August 7, 2025 with respect to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14 filed on August 5, 2025 (the “Registration Statement”) relating to the issuance of common stock of the Registrant, in connection with the proposed merger of Tortoise Sustainable and Social Impact Term Fund (the “Target Fund”) with and into a wholly-owned subsidiary of the Registrant. The Registrant and the Target Fund are each referred to herein as a “Fund” and collectively as the “Funds.” Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Any page references refer to the Pre-Effective Amendment No. 2 to the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses.

1.	Comment: Please supplementally explain whether and how the Board and the Adviser considered the likelihood of when the tax liability would be assessed given that that capital loss carryforward expires on November 30, 2025.

Response: The TYG Board receives periodic information on the status of the built-in gains and potential tax liability resulting from the Registrant’s conversion to a RIC for federal income tax purposes, including in connection with its review of the financial statements of the Registrant. In connection with the Merger, as disclosed in the section captioned “Background and Board Considerations Relating to the Proposed Merger,” the Boards of TYG and TEAF (which are identical) considered information regarding the potential entity-level tax of the combined fund related to prior periods when TYG was taxed as a corporation including the level and expiration dates of capital loss carry forwards. The Boards also considered that, since the conversion date, the Adviser has managed the portfolio of TYG in manner designed to mitigate tax liability. In this regard, the Boards considered that the Deferred Tax Liability as recorded for financial reporting purposes does not represent actual tax liability and that actual tax liability will be incurred, if at all, only upon sales of portfolio securities with built-in gain as of the conversion date. The Boards and Adviser considered the relatively low portfolio turnover of portfolio securities with built-in gain since December 1, 2022 (the beginning of the five-year recognition period related to the conversion) and that such sales were principally due to events, such as corporate actions, that were not in the control of the Adviser. The Boards and Adviser also considered that the period for recognizing taxable gain is finite and ends as of December 1, 2027, and that the Deferred Tax Liability will be zero at that time. The Boards also considered the Adviser’s market outlook for the portfolio securities and historical buy and hold strategy.

2.	Comment: Please confirm that the Registrant assessed the tax positions in accordance with ACS-740 and the recognition thresholds (more likely than not) therein as of the date of the N-14.

Response: Registrant confirms that a detailed analysis of tax positions was conducted pursuant to ASC-740 in connection with the financial statements dated May 31, 2025. In connection with the preparation of the N-14, Registrant reviewed the factors contributing to that analysis and concluded that there were no material changes in the underlying factors that contribute to the Deferred Tax Liability as presented in the fee and expense table.

Please contact the undersigned at 312-609-7661 or Adam Goldman at 312-609-7731 if you have any questions.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder

cc:	Adam S. Goldman, Associate, Vedder Price P.C.